UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2019	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

2

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2019 RESULTS

Q2’19 Highlights (as compared to Q1’19):

•	Revenue Grows 9.9% to US$158.2 Million Compared to US$143.9 Million

•	Gross Profit Improves to US$27.0 Million Compared to US$21.6 Million

•	Gross Margin Increases to 17.1% Compared to 15.0%

•	Net Earnings of NT$1.75 or US$0.06 per Basic Common Share or US$1.13 per Basic ADS

•	Reduction of US$30.1 Million in Net Debt Balance to US$160.1 Million, while Retained Balance of Cash and Cash Equivalents at US$171.8 Million

•	Cash Dividend of NT$1.20 Per Common Share or Approximately US$0.77 Per ADS Approved by Shareholders

Hsinchu, Taiwan – 8/6/2019 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the second quarter ended June 30, 2019. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.01 against US$1.00 as of June 28, 2019.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the second quarter of 2019 was NT$4,905.3 million or US$158.2 million, an increase of 9.9% from NT$4,462.0 million or US$143.9 million in the first quarter of 2019 and an increase of 9.2% from NT$4,491.6 million or US$144.8 million for the same period in 2018.

Net profit attributable to equity holders of the Company for the second quarter of 2019 was NT$1,274.6 million or US$41.1 million, and NT$1.75 or US$0.06 per basic common share, as compared to net profit attributable to equity holders of the Company for the first quarter of 2019 of NT$193.7 million or US$6.3 million, and NT$0.27 or US$0.01 per basic common share, and compared to net profit attributable to equity holders of the Company in the second quarter of 2018 of NT$124.1 million or US$4.0 million, and NT$0.15 or US$0.005 per basic common share. Net earnings for the second quarter of 2019 were US$1.13 per basic ADS, compared to US$0.17 per basic ADS for the first quarter of 2019 and US$0.09 per basic ADS in the second quarter of 2018.

S.J. Cheng, Chairman and President of ChipMOS, said, “We achieved 9.9% revenue growth in Q2 compared to Q1, improved our gross margin to 17.1% and delivered a significant improvement in net profit to NT$1.75 or US$0.06 per basic common share or US$1.13 per basic ADS, which includes the benefit of the JMC share disposal we previously noted. We continue to execute and are benefitting from the strategic diversification in our customer base and end markets, which is driving healthy utilization levels. Growth in our flash business from new module house customers is helped drive 14.4% revenue growth from Flash products in Q2 compared to Q1, and improved our assembly utilization rate to 75%. Customer demand remains strong in our TDDI and 12” fine pitch COF businesses. As a result, revenue from TDDI products grew 24% in Q2 compared to Q1, and represented about 32% of DDIC revenue in Q2. Growth is expected to continue led by higher demand for new bezel-less smartphone panels, with increasing TDDI product penetration of the HD panel segment from FHD panels. We remain focused on expanding utilization across all segments, while further improving gross margin, overall profitability, and our cash generation. These sustainable improvements will help build further value for the Company and shareholders.”

Silvia Su, Vice President of Finance and Accounting, commented, “We continue to manage our business to profitability, with the right resource level and operating structure to fully support our customers and new growth opportunities. We completed the sale of 9.1 million common shares of JMC in the beginning of April and recognized a disposal gain of approximately US$31.7 million, after the deduction of related tax and expense. That was used to further strengthen our Company’s financial structure, while increasing our balance of working capital and decreasing the debt ratio. We ended the second quarter with a balance of cash and cash equivalents of US$171.8 million, after reducing our net debt by about US$30.1 million to US$160.1 million with a net debt to equity ratio of 26.6%. In addition, we invested US$23.1 million in CapEx in the second quarter, the majority of which was invested in expanding our LCD driver capacity to meet customer demand levels, mainly for DDIC test and 12” fine pitch COF. Our latest cash dividend, NT$1.20 per common share or US$0.77 per ADS, was approved by shareholders at our AGM this past June, with distributions expected to be on August 30th to common stock holders and followed shortly after by the distribution to ADS holders.”

Selected Operation Data

	Q2’19		Q1’19
Revenue by segment
Testing		20.1%		22.2%
Assembly		24.7%		23.1%
LCD Driver		36.0%		35.1%
Bumping		19.2%		19.6%

CapEx	US$	23.1 million	US$	20.3 million
Testing		25.2%		25.0%
Assembly		8.5%		7.3%
LCD Driver		56.4%		59.3%
Bumping		9.9%		8.4%

Depreciation and amortization expenses	US$	29.7 million	US$	29.0 million

Utilization by segment
Testing		69%		64%
Assembly		75%		58%
LCD Driver		81%		76%
Bumping		70%		79%
Overall		75%		70%

Condensed consolidated statements of cash flows
	Period ended Jun. 30, 2019	Period ended Jun. 30, 2018
	US$ million	US$ million
Net cash generated from (used in) operating activities	78.7	47.8
Net cash generated from (used in) investing activities	(43.6)	(101.9)
Net cash generated from (used in) financing activities	(13.1)	(73.5)
Net increase (decrease) in cash and cash equivalents	22.0	(127.6)
Effect of exchange rate changes on cash	0.1	0.2
Cash and cash equivalents at beginning of period	149.7	259.1
Cash and cash equivalents at end of period	171.8	131.7

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Tuesday, August 6, 2019 to discuss the Company’s financial results for the second quarter of 2019.

1.	Date: Tuesday, August 6, 2019
Time: 4:00PM Taiwan (4:00AM New York)
Dial-In: +886-2-21928016
Password: 661807#
Replay Starting 2 Hours After Live Call Ends: www.chipmos.com
Language: Mandarin

2.	Date: Tuesday, August 6, 2019
Time: 8:00PM Taiwan (8:00AM New York)
Dial-In: +1-323-701-0225
Password: 8155889
Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 8155889
Webcast of Live Call and Replay: www.chipmos.com
Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2019, and Jun. 30, 2018

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
	USD	USD	USD
Revenue	158.2	143.9	144.8
Cost of revenue	(131.2)	(122.3)	(121.1)

Gross profit	27.0	21.6	23.7

Research and development expenses	(8.5)	(7.6)	(8.0)
Sales and marketing expenses	(0.4)	(0.4)	(0.4)
General and administrative expenses	(4.5)	(3.6)	(3.9)
Other operating income (expenses), net	1.0	0.3	2.0

Operating profit	14.6	10.3	13.4

Non-operating income (expenses), net	29.6	(2.1)	2.0

Profit (loss) before tax	44.2	8.2	15.4
Income tax benefit (expense)	(3.1)	(1.9)	(11.4)

Profit (loss) for the period	41.1	6.3	4.0

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(1.1)	2.2	(0.8)
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	0.6	(1.0)	0.4
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.0)	0.0	(0.0)
Income tax effect	(0.1)	0.2	(0.1)

Total other comprehensive income (loss)	(0.6)	1.4	(0.5)

Total comprehensive income (loss)	40.5	7.7	3.5

Profit (loss) attributable to the Company - basic	41.1	6.3	4.0

Earnings (loss) per share attributable to the Company - basic	0.06	0.01	0.005

Earnings (loss) per ADS equivalent - basic	1.13	0.17	0.09

Weighted average shares outstanding (in thousands) - basic	727,032	726,925	849,672

Profit (loss) attributable to the Company - diluted	41.1	6.3	4.0

Earnings (loss) per share attributable to the Company - diluted	0.06	0.01	0.005

Earnings (loss) per ADS equivalent - diluted	1.12	0.17	0.09

Weighted average shares outstanding (in thousands) - diluted	733,661	728,302	857,028

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$31.01 against US$1.00 as of Jun. 28, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2019, and Jun. 30, 2018

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
	NTD	NTD	NTD
Revenue	4,905.3	4,462.0	4,491.6
Cost of revenue	(4,067.0)	(3,793.7)	(3,756.4)

Gross profit	838.3	668.3	735.2

Research and development expenses	(263.7)	(236.7)	(249.5)
Sales and marketing expenses	(14.3)	(11.6)	(13.9)
General and administrative expenses	(138.6)	(112.2)	(120.9)
Other operating income (expenses), net	30.8	10.4	63.2

Operating profit	452.5	318.2	414.1

Non-operating income (expenses), net	917.0	(64.3)	62.9

Profit (loss) before tax	1,369.5	253.9	477.0
Income tax benefit (expense)	(94.9)	(60.2)	(352.9)

Profit (loss) for the period	1,274.6	193.7	124.1

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(33.8)	68.1	(25.3)
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	17.4	(31.5)	14.1
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.2)	1.9	(0.8)
Income tax effect	(3.5)	6.3	(2.8)

Total other comprehensive income (loss)	(20.1)	44.8	(14.8)

Total comprehensive income (loss)	1,254.5	238.5	109.3

Profit (loss) attributable to the Company - basic	1,274.6	193.7	124.1

Earnings (loss) per share attributable to the Company - basic	1.75	0.27	0.15

Earnings (loss) per ADS equivalent - basic	35.06	5.33	2.92

Weighted average shares outstanding (in thousands) - basic	727,032	726,925	849,672

Profit (loss) attributable to the Company diluted	1,274.6	193.7	124.1

Earnings (loss) per share attributable to the Company - diluted	1.74	0.27	0.14

Earnings (loss) per ADS equivalent - diluted	34.75	5.32	2.90

Weighted average shares outstanding (in thousands) - diluted	733,661	728,302	857,028

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2019, and Jun. 30, 2018

Figures in Millions of U.S. dollars (USD) (1)

	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	171.8	163.5	131.7
Current financial assets at amortized cost	5.6	5.5	0.5
Accounts and notes receivable, net	146.8	132.2	140.0
Inventories	55.3	53.8	58.1
Other current assets	20.1	19.7	16.7

Total current assets	399.6	374.7	347.0

Non-current assets
Financial assets at fair value through profit or loss	0.4	0.4	0.4
Financial assets at fair value through other comprehensive income	5.2	4.6	3.7
Non-current financial assets at amortized cost	3.2	3.2	2.0
Investments accounted for using equity method	114.7	125.3	132.7
Property, plant & equipment	526.6	532.9	510.9
Right-of-use assets	28.7	28.6	—
Other non-current assets	12.2	11.4	9.3

Total non-current assets	691.0	706.4	659.0

Total assets	1,090.6	1,081.1	1,006.0

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	9.7	—
Accounts payable and payables to contractors and equipment suppliers	38.4	40.5	43.2
Current lease liabilities	1.3	1.3	—
Long-term bank loans, current portion	24.1	24.1	24.1
Long-term lease obligations payable, current portion	—	—	0.4
Other current liabilities	91.4	70.3	72.4

Total current liabilities	155.2	145.9	140.1

Non-current liabilities
Long-term bank loans	279.5	291.7	245.6
Non-current lease liabilities	27.0	26.9	—
Long-term lease obligations payable	—	—	0.4
Other non-current liabilities	26.4	26.1	24.4

Total non-current liabilities	332.9	344.7	270.4

Total liabilities	488.1	490.6	410.5

EQUITY
Capital stock – common stock	238.7	242.8	285.7
Capital surplus	198.8	202.5	202.6
Retained earnings	175.9	170.9	135.3
Other equity interest	4.7	5.3	4.4
Treasury stock	(15.6)	(31.0)	(32.5)

Equity attributable to equity holders of the Company	602.5	590.5	595.5

Total equity	602.5	590.5	595.5

Total liabilities and equity	1,090.6	1,081.1	1,006.0

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$31.01 against US$1.00 as of Jun. 28, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2019, and Jun. 30, 2018

Figures in Millions of NT dollars (NTD)

	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	5,326.4	5,069.0	4,082.6
Current financial assets at amortized cost	173.2	171.2	15.9
Accounts and notes receivable, net	4,552.3	4,099.9	4,341.9
Inventories	1,716.6	1,667.0	1,800.3
Other current assets	623.8	612.3	518.4

Total current assets	12,392.3	11,619.4	10,759.1

Non-current assets
Financial assets at fair value through profit or loss	11.6	11.7	11.8
Financial assets at fair value through other comprehensive income	160.2	142.8	114.7
Non-current financial assets at amortized cost	99.9	99.2	62.4
Investments accounted for using equity method	3,557.1	3,884.5	4,114.0
Property, plant & equipment	16,329.2	16,524.7	15,844.2
Right-of-use assets	890.5	888.9	—
Other non-current assets	377.3	352.5	289.2

Total non-current assets	21,425.8	21,904.3	20,436.3

Total assets	33,818.1	33,523.7	31,195.4

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	300.0	—
Accounts payable and payables to contractors and equipment suppliers	1,189.3	1,256.2	1,341.8
Current lease liabilities	39.7	40.2	—
Long-term bank loans, current portion	748.2	748.1	747.3
Long-term lease obligations payable, current portion	—	—	11.6
Other current liabilities	2,833.4	2,180.8	2,244.9

Total current liabilities	4,810.6	4,525.3	4,345.6

Non-current liabilities
Long-term bank loans	8,668.0	9,044.3	7,616.7
Non-current lease liabilities	836.9	835.0	—
Long-term lease obligations payable	—	—	12.0
Other non-current liabilities	818.8	808.8	755.1

Total non-current liabilities	10,323.7	10,688.1	8,383.8

Total liabilities	15,134.3	15,213.4	12,729.4

EQUITY
Capital stock – common stock	7,400.9	7,528.3	8,859.8
Capital surplus	6,165.9	6,280.7	6,281.2
Retained earnings	5,453.4	5,298.3	4,196.4
Other equity interest	146.2	165.5	136.2
Treasury stock	(482.6)	(962.5)	(1,007.6)

Equity attributable to equity holders of the Company	18,683.8	18,310.3	18,466.0

Total equity	18,683.8	18,310.3	18,466.0

Total liabilities and equity	33,818.1	33,523.7	31,195.4

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
	USD	USD	USD
Operating profit	14.6	10.3	13.4
Add: Depreciation	29.7	29.0	27.2
Interest income	0.6	0.5	0.4
Less: Capital expenditures	(23.1)	(20.3)	(31.5)
Interest expense	(1.4)	(1.4)	(1.2)
Income tax expense	(3.1)	(1.9)	(11.4)

Non-GAAP free cash flow	17.3	16.2	(3.1)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
	USD	USD	USD
Operating profit	14.6	10.3	13.4
Add: Depreciation	29.7	29.0	27.2

Non-GAAP EBITDA	44.3	39.3	40.6

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
	USD	USD	USD
Short-term bank loans	—	9.7	—
Long-term bank loans (including current portion)	303.6	315.8	269.7
Long-term lease obligations payable (including current portion)	—	—	0.8
Lease liabilities (including current portion)	28.3	28.2	—
Less: Cash and cash equivalents	(171.8)	(163.5)	(131.7)

Net debt	160.1	190.2	138.8

Equity attributable to equity holders of the Company	602.5	590.5	595.5

Net debt to equity ratio	26.6%	32.2%	23.3%